14th July, 2006
To
The New York Stock Exchange,
New York,
USA
Dear Sir / Madam,
Subject: Unaudited Financial Results for the quarter ended 30th June, 2006
We attach herewith one file containing the unaudited financial results of the Bank for the first quarter ended 30th June, 2006 and the press release in respect thereof as approved at the Board Meeting held today.
The unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.
This is for your information and record.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sd/
Sanjay Dongre
Vice — President (Legal) &
Company Secretary

FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2006

			(Rs. in Lacs)
		Quarter ended	Quarter ended	Year ended
		30-6-2006	30-6-2005	31-3-2006
	Particulars	(unaudited)	(unaudited)	(audited)
1	Interest Earned (a) + (b) + (c) + (d)	150429	89413	447534
a	Interest / discount on advances / bills	90580	53371	270020
b	Income on investments	51951	32477	163166
c	Interest on balances with Reserve Bank of India and other inter bank funds	7824	3544	14255
d	Others	74	21	93
2	Other Income	35079	26355	112398
A	Total Income (1+2)	185508	115768	559932
3	Interest Expended	68666	37044	192950
4	Operating Expenses (e) + (f)	55272	35801	169109
e	Payment to and provision for employees	16636	10910	48682
f	Other operating expenses	38636	24891	120427
B	Total Expenditure (3) + (4) (excluding provisions & contingencies )	123938	72845	362059
C	Operating Profit (A – B) (Profit before provisions and contingencies)	61570	42923	197873
D	Other Provisions and Contingencies	26387	16585	72522
E	Provision for Taxes	11253	7985	38273
F	Net Profit (C-D-E)	23930	18353	87078
5	Paid up equity share capital (face value Rs. 10 each)	31385	31125	31314
6	Reserves excluding revaluation reserve			498639
7	Analytical Ratios:
A	Percentage of shares held by Government of India	Nil	Nil	Nil
B	Capital adequacy ratio	11.7%	11.9%	11.4%
C	Earnings per share (face value Rs. 10/- each)
	Basic	7.6	5.9	27.9
	Diluted	7.5	5.6	26.3
8	Aggregate of Non-promoter shareholding
	-No. of shares	244988908	242392408	244281408
	-Percentage of shareholding	78.1%	77.9%	78.0%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:

			(Rs. in lacs)
	Quarter ended	Quarter ended	Year ended
	30-6-2006	30-6-2005	31-3-2006
Particulars	(unaudited)	(unaudited)	(audited)
1. Segment Revenue
a) Retail Banking	168584	111539	517384
b) Wholesale Banking	111241	57197	285338
c) Treasury	15807	10978	77389
Total	295632	179714	880111
Less: Inter Segment Revenue	110124	63946	320179
Income from Operations	185508	115768	559932
2. Segment Results
a) Retail Banking	22906	13732	70167
b) Wholesale Banking	13749	13400	53787
c) Treasury	(1472)	(794)	1397
Total Profit Before Tax	35183	26338	125351
3.Capital Employed
(Segment Assets-Segment Liabilities)
a) Retail Banking	(380977)	(188796)	(1316)
b) Wholesale Banking	771358	1063820	207260
c) Treasury	126859	(423463)	302572
d) Unallocated	39104	23026	21437
Total	556344	474587	529953
Note on segment information
The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).
The Bank operates in three segments: retail banking, wholesale banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

NOTES:
1.	The above results have been approved by the Board at its meeting held on July 14, 2006.

2.	During the quarter ended June 30, 2006, the Bank allotted 707500 shares pursuant to the exercise of stock options by certain employees.

3.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

4.	Provision for Taxes includes Rs. 500 lacs towards provision for Fringe Benefit Tax (FBT).

5.	Operating expense includes Rs. 7817 lacs towards professional fees and Rs. 5076 lacs for depreciation on the Bank’s property for the quarter ended June 30, 2006.

6.	During the quarter ended June 30, 2006, the Bank raised Rs. 300 crores as Upper Tier II capital and Rs. 169 crores as Lower Tier II capital, both in the form of subordinated bonds.

7.	As on June 30, 2006, the total number of branches (including extension counters) and the ATM network stood at 535 branches and 1348 ATMs respectively.

8.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2006:

Opening: nil; Additions: 47; Disposals: 47; Closing: nil.

9.	Previous period figures have been regrouped/reclassified wherever necessary to conform to current period’s classification.

10.	The above results for the quarter ended June 30, 2006, have been subjected to a “Limited Review” by the auditors of the Bank, as per the listing agreements with Bombay Stock Exchange Limited (erstwhile The Stock Exchange, Mumbai) and The National Stock Exchange of India Limited.

11.	Rs. 10 lacs = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date: July 14, 2006	Managing Director

		(Rs. in lacs)
Summarised Balance Sheet	As at 30-06-2006	As at 30-06-2005

CAPITAL AND LIABILITIES
Capital	31385	31125
Reserves and Surplus	524959	443462
Employees’ Stock Options (Grants) Outstanding	4	26
Deposits	6063012	3835417
Borrowings	414043	631085
Subordinated debt	208600	50000
Other Liabilities and Provisions	727684	407467

Total	7969687	5398582

ASSETS

Cash and Balances with Reserve Bank of India	486561	296414
Balances with Banks and Money at Call and Short notice	219298	153138
Investments	2844017	1974225
Advances	4056525	2746937
Fixed Assets	90470	71483
Other Assets	272816	156385

Total	7969687	5398582

NEWS RELEASE
HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)
FOR THE PERIOD APRIL – JUNE 2006
The Board of Directors of HDFC Bank Limited approved the bank’s accounts for the quarter ended June 30, 2006 at its meeting on Friday, July 14, 2006. The accounts have been subjected to limited review by the bank’s statutory auditors.
FINANCIAL RESULTS:
     Profit & Loss Account
For the quarter ended June 30, 2006, the bank has earned total income of Rs.1,855.1 crores as against Rs.1,157.7 crores in the corresponding quarter ended June 30, 2005. Net revenues (net interest income plus other income) were Rs.1,168.4 crores for the quarter ended June 30, 2006, an increase of 48.4% over Rs.787.2 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased from Rs.894.1 crores in the corresponding quarter ended June 30, 2005 to Rs.1,504.3 crores. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2006 increased by 56.1% to Rs.817.6 crores, driven by average asset growth of 52.5 % and a stable net interest margin of 4%.
Other income (non-interest revenue) for the quarter ended June 30, 2006 was Rs.350.8 crores, consisting principally of fees & commissions of Rs.290.6 crores, foreign exchange & derivatives revenues of Rs.55.8 crores, and profit/(loss) on sale / revaluation of investments of Rs.(2.3) crores as against Rs.215.2 crores, Rs.23.8 crores and Rs.23.4 crores respectively, for the quarter ended June 30, 2005.Operating expenses for the quarter were Rs.552.7 crores against Rs.358.0 crores in the corresponding quarter of the previous year. Provisions and contingencies for the quarter were Rs.376.4 crores, primarily comprising specific & general loan loss provisions of Rs.185.4 crores and amortization of premia (for investments in the Held to Maturity category) of Rs.59.9 crores. After providing Rs.112.5 crores for taxation, the Bank earned a Net Profit of Rs.239.3 crores, a 30.4% increase over the quarter ended June 30, 2005.

     Balance Sheet
Total balance sheet size as of June 30, 2006 was Rs.79,697 crores, an increase of 47.6% over June 30, 2005. Total deposits were Rs.60,630 crores, an increase of 58.1% over Rs.38,354 crores as of June 30, 2005. Savings Account deposits were at Rs.17,244 crores and Current Account deposits were at Rs.14,674 crores as of June 30, 2006 as against Rs.12,925 crores and Rs.10,320 crores respectively, as of June 30, 2005. The Bank’s total customer assets (including advances, corporate debentures, investments in securitized paper, etc) increased from Rs. 32,665 crores as of June 30, 2005 to Rs.45,764 crores as of June 30, 2006, a growth of 40.1%. Retail loans at Rs.23,121 crores are now 55.9% of gross advances as against 50.5% of gross advances as at June 30, 2005.
BUSINESS UPDATE:
The bank’s branch network is at 535 outlets in 228 cities against 495 outlets in 217 cities in June 2005. As of June 2006, the number of debit cards issued by the bank crossed the 4 million, while credit cards issued touched the 2.5 million mark.
Portfolio quality as of June 30, 2006 remained healthy with net non-performing assets at 0.4% of advances as of June 30, 2006. During the quarter ended June 2006, the bank raised Rs.300 crores as Upper Tier II capital and Rs.169 crores as Lower Tier II Capital , both in the form of subordinated bonds. The Bank’s Capital Adequacy Ratio (CAR) was at 11.7% as of June 30, 2006, of which Tier I CAR was 8.3%.

Note:	(i) Rs. = Indian Rupees
(ii) 1 crore = 10 million
(iii) All figures and ratios are in accordance with Indian GAAP
Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.